Annual General Meeting November 2019 (ASX: IMM, NASDAQ: IMMP) The global leader in developing LAG-3 therapeutics Exhibit 99.2

The purpose of the presentation is to provide an update of the business of Immutep Limited ACN 009 237 889 (ASX:IMM; NASDAQ:IMMP). These slides have been prepared as a presentation aid only and the information they contain may require further explanation and/or clarification. Accordingly, these slides and the information they contain should be read in conjunction with past and future announcements made by Immutep and should not be relied upon as an independent source of information. Please refer to the Company's website and/or the Company’s filings to the ASX and SEC for further information. The views expressed in this presentation contain information derived from publicly available sources that have not been independently verified.  No representation or warranty is made as to the accuracy, completeness or reliability of the information. Any forward looking statements in this presentation have been prepared on the basis of a number of assumptions which may prove incorrect and the current intentions, plans, expectations and beliefs about future events are subject to risks, uncertainties and other factors, many of which are outside Immutep’s control.  Important factors that could cause actual results to differ materially from assumptions or expectations expressed or implied in this presentation include known and unknown risks.  Because actual results could differ materially to assumptions made and Immutep’s current intentions, plans, expectations and beliefs about the future, you are urged to view all forward looking statements contained in this presentation with caution.  Additionally, the INSIGHT investigator sponsored clinical trial described in this presentation is controlled by the lead investigator and therefore Immutep has no control over this clinical trial. This presentation should not be relied on as a recommendation or forecast by Immutep. Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell shares in any jurisdiction. Notice: Forward Looking Statements

2019 Summary Ticker ASX: IMM; NASDAQ: IMMP Ordinary Shares / American Depository Shares (ADSs) 73% / 27% Market Cap (29 Oct 19) A$109m Ordinary shares on issue* (29 Oct 19) 3.9 billion ordinary shares 1 ADS equals 100 ordinary shares Strong operational and financial progress Continued focus on LAG-3 immunotherapy Progressed the development of four product candidates for cancer and autoimmune disease Reported encouraging interim data for lead product candidate, efti Committed partnerships with five of the world’s largest pharmaceutical companies - Merck (MSD), Novartis and GSK, plus Merck (Germany) and Pfizer, along with Eddingpharm (EOC) in China Preparations for multiple data readouts in coming months * Market capitalisation based on ASX share price. For detailed summary of all securities on issue refer to latest Appendix 3B released on ASX.

Corporate Highlights of past 12 months Sound financial management ADR raise in Dec 2018: US$5.2million (A$7.2million) ASX Placement and Rights Issue A$10 million, post FY19 R&D cash incentives received from Australian & French schemes Presentations at SITC, World Immunotherapy Congress, ASCO Six new patents granted in FY19, five relating to efti

R&D Highlights of past 12 months TACTI-mel Phase I recruitment completed & positive final efficacy data reported AIPAC Phase IIb clinical fully recruited comprising 227 patients in June 2019 across 30 clinical sites across the UK and Europe TACTI-002 – with Merck & Co. IND application granted by FDA Phase II trial 32 patients participating so far INSIGHT Phase I trial in Germany (Investigator Initiated Trial study) 13 patients recruited INSIGHT-004 – with Merck KGaA & Pfizer Phase I trial – six patients dosed thus far; cohort 1 fully recruited IMP761 Pre-clinical study successfully completed, with cell line development steps started

Collaboration Highlights of past 12 months Novartis Data presentation of LAG525 at ASCO with 5 clinical trials now live GSK Commenced Phase II clinical study evaluating GSK2831781 (derived from IMP731) in 280 ulcerative colitis patients GSK £4million (~A$7.39 million) milestone payment EOC Pharma Start of Phase I in metastatic breast cancer in China CYTLIMIC Clinical trial collaboration concluded in Jan 2019

Revenue and other income FY19 $7.5M (FY 18 A$7.4M) Includes revenues, grants and received interest G&A Expenses FY19 $6.4M (FY 18 A$7.2M) Decrease largely due to the lower employee share-based payment expenses R&D and IP Expenses FY19 $16.6M (FY 18 A$10.0M) Increase was expected and was primarily due to the increased clinical trial activities Net Loss FY19 $18.3M (FY 18 A$12.7M) Increase is due to an increase in research and development activities and decrease in the license revenue Net cash (outflows) from operating activities $15.3M (FY 18 A$7.8M) Higher primarily due to increased clinical trial activities Cash and cash equivalents at the end of the year $16.6M (FY 18 A$23.5M) Cash in Bank A$19.6M (30 Sep 19)* Cash runway through to end of CY20 with continued focus on disciplined cash management Key Financials FY19 *without GSK milestone payment and French R&D tax incentive payment

LAG-3 Therapeutic Landscape Overview Eftilagimod Alpha 3 2 424 NovartisLAG525 (IMP701) 1 4 1,122 Merck & Co. Inc,MK4280 2 1 910 B.I. BI754111 4 1 699 Regeneron(1)REGN3767 546 1 Tesaro(2) TSR-033 260 1 Macrogenics MGD013 255 1 Xencor XmAb-22841 230 1 1 1 347 Company Program Preclinical Phase I Phase II Phase III Total Trials Patients on Trials Eftilagimod Alpha 4 424 BMS Relatlimab 27 9,422 LAG525 (IMP701) 5 1,100 B.I. BI754111 5 849 Merck & Co. Inc. MK4280 3 910 Macrogenics MGD013 2 1,105 Tesaro(1) TSR-033 1 260 Regeneron(2) REGN3767 1 589 Xencor XmAb-22841 1 242 Symphogen A/S SYM022 2 132 Incyte INCAGN02385 1 40 F-Star FS-118 1 51 IMP761 -- -- GSK2831781 (IMP731) 3 383 Antagonist Agonist Agonist Depleting AB Autoimmune Oncology 2 2 1 4 2 1 6 19 2 1 4 1 2 1 1 1 1 2 Notes: Sources: Company websites, clinical trials.gov, and sec.gov, as of September 27, 2019* Reference to Eftilagimod Alpha, IMP731 and IMP761 Tesaro was acquired by and is now part of GSK As of January 7, 2019 Regeneron is in full control of program and continuing development (Sanofi discontinued) Includes the Phase I study in psoriasis (completed March 2018) 1 1 1 (3)

Program Update

Program Preclinical Phase I Phase II Late Stage(5) Commercial Rights Eftilagimod Alpha (LAG-3lg or IMP321), APC activating Soluble LAG-3 Protein IMP761 (Agonist AB) Notes * Information in pipeline chart current as at 30 September 2019 In combination with KEYTRUDA® (pembrolizumab) in non-small cell lung carcinoma (“NSCLC”) or head and neck carcinoma (“HNSCC”) INSIGHT Investigator Initiated Trial (“IIT”) is controlled by lead investigator and therefore Immutep has no control over this clinical trial In combination with BAVENCIO® (avelumab) EOC Pharma is the sponsor of the EOC 202 clinical trial which is being conducted in the People’s Republic of China Late stage refers to Phase IIb clinical trials or more clinically advanced clinical trials Immutep Controlled Immunotherapy Pipeline* Chinese Rights 2019 Global Rights AIPAC (Chemo-IO Combo) Metastatic Breast Cancer TACTI-002 (1) (IO-IO Combo) NSCLC (1st/2nd L.) HNSCC (2nd) INSIGHT-004 (2), (3) (IO-IO Combo) Solid Tumors INSIGHT (2) (In Situ Immunization) Solid Tumors EOC 202 (4) (Chemo-IO Combo) Metastatic Breast Cancer Global Rights Oncology Autoimmune TACTI-mel (IO-IO Combo) Melanoma

Out-Licensed Immunotherapy Pipeline* Program Preclinical Phase I Phase II Late Stage(1) Commercial Rights/Partners LAG525 (Antagonist AB) GSK‘781 (Depleting AB) IO-IO Combo: Solid Tumors + Blood Cancer Oncology Autoimmune Chemo-IO Combo: Triple Negative Breast Cancer IO-IO-Small Molecule Combo: Melanoma IO-IO Combo: Solid Tumors Chemo-IO-Small Molecule Combo: Triple Negative Breast Cancer Ulcerative Colitis Psoriasis(2) Global Rights Global Rights Notes * Information in pipeline chart current as at 30 September 2019 Late stage refers to Phase IIb clinical trials or more clinically advanced clinical trials Reflects completed Phase I study in healthy volunteers and psoriasis Healthy Japanese and Caucasian Subjects

Lead Program Eftilagimod Alpha (IMP321) Update

Best-and-First-In-Class MHCII agonist Good safety profile and encouraging efficacy data thus far Estimated favorable (low) cost of goods, current flat dosing and manufacturing process Potential for use in various combination settings – potential pipeline in a product Opportunity for Eftilagimod Alpha Efti has multiple shots on goal in different indications and in different combinations Phase I Solid Tumors (Cytlimic) Phase I INSIGHT - Stratum A+B (IKF(3)) Phase I TACTI-mel (Immutep) Phase II TACTI-002 (Immutep(1)) Phase I INSIGHT – Stratum D (Immutep(2)) Late Stage European Phase IIb AIPAC (Immutep) Notes In collaboration with Merck & Co., Inc., Kenilworth, NJ, USA (known as MSD outside the United States and Canada) and in combination with KEYTRUDA® (pembrolizumab) In collaboration with Merck KGaA, Darmstadt, Germany and Pfizer Inc. and in combination with BAVENCIO® (avelumab). This extension of INSIGHT is also referred to as INSIGHT-004 INSIGHT Investigator Initiated Trial (“IIT”) is controlled by lead investigator and therefore Immutep has no control over this clinical trial

Efti - Clinical Development AIPAC

immutep
LAG-3 IMMUNOTHERAPY

AIPAC: Active Immunotherapy PAClitaxel in HER2-/ HR+ MBC

Safety-run in, 15 (6+9) patients, 2 cohorts → Stage 2 → Arm 1, *113 patients:* paclitaxel + IMP321 / Arm 2, *113 patients:* paclitaxel + placebo → Phase IIb, multinational, randomized, double-blind → Run-in: RP2D Stage 2: Efficacy (PFS)

Other Objectives	Anti-tumor activity, safety and tolerability, PK, immunogenicity, quality of life
Patient Population	Advanced MBC indicated to receive 1st line weekly paclitaxel
Treatment	Run-in: Paclitaxel + IMP321 (6 or 30 mg) Arm 1: Paclitaxel + IMP321 (30 mg) Arm 2: Paclitaxel + Placebo
Location	>30 sites in 7 (GB, DE, PL, HU, FR, BE, NL) EU countries

Status Report (Oct 2019)

- ✓ Phase IIb efficacy and safety data consistent with data from safety-run in trial and historical control group / prior clinical trials (Brignone et al J Trans Med 2010, 8:71)
- ✓ Regulatory approval in 7 EU countries
- ✓ 227 patients recruited in Stage 2 → LPI Jun 2019
- PFS, ORR data expected calendar Q1 2020

Key features: 1- double blinded pivotal trial in MBC patients → CMA in the EU
2- broader perspective: validation of APC activators → a second class of active I-O products after the ICI

R2PD – recommended Phase II dose, ORR – overall response rate, PFS – progression free survival, OS – overall survival, PK –pharmacokinetics

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Treatment Landscape for HR+/HER2- MBC

immutep
LAG-3 IMMUNOTHERAPY

Epidemiology:

- 812,500 HR+/HER2- diagnoses p.a. worldwide (1)
- ~ appr 250.000 develop metastatic disease and are eligible to chemotherapy



Treatment Landscape MBC (Before 2015)
Treatment Landscape (Today)
Treatment Landscape (Future)
HR+/HER2- MBC (~65 % of all breast cancers)
~ 40-66 % 1-2 lines of endocrine therapy
66 %(2) endocrine therapy ± CDK 4/6 ± everolimus
66 %(2) endocrine therapy ± CDK 4/6 ± everolimus
40 %(3) eligible to PI3K
Chemotherapy (paclitaxel, capecitabine and others)

- Despite all changes → no improvement for patients receiving chemotherapy
- Paclitaxel one of the most widely used chemotherapies
- No active IO approved in this setting thus far

Notes
(1) Source: GlobalData 2019
(2) Caldeira et al Oncology and therapy 2016; 4:189-197
(3) https://www.ascopost.com/News/59389 ; Usage to be determined as not yet approved by EMA
(4) https://www.onclive.com/insights/mbc-endocrine-partner/role-of-pi3k-inhibitors-in-hr-positive-metastatic-breast-cancer

MBC – metastatic breast cancer BC – breast Cancer

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Part A: 1, 6 and 30 mg efti s.c. every 2 weeks starting with cycle 5 of pembrolizumab Part B: efti at 30 mg s.c. every 2 weeks starting with cycle 1 of pembrolizumab à Status: recruitment + treatment completed; interim results on following slides Pembrolizumab (Keytrudaâ) 2 mg/kg every 3 weeks i.v. part A and B Final efficacy data presented in Oct 2019 Final safety data in H1 2020 Phase I, multicenter, open label, dose escalation 24 patients, 4 cohorts of 6 patients Efti (IMP321) + anti-PD-1 (Keytrudaâ) Recommended Phase II dose, safety and tolerability Efti in Melanoma TACTI-mel – Trial Design 7 sites in Australia TACTI-mel: Two ACTive Immunotherapeutics in Melanoma Other objectives PK and PD of efti, response rate, PFS Patient Population Metastatic melanoma Status Report (Oct 2019)

Efti - Clinical Development TACTI-002 (Phase II)

immutep
LAG-3 IMMUNOTHERAPY

TACTI-002: Two ACTive Immunotherapeutics in different indications

Simon's 2 stage design; 3 indications; 109 pts → Efti (IMP321) + Pembrolizumab (Keytruda®) for 12 months + 12 months pembrolizumab mono → Phase II, multi-national (EU + US + AU), open label → **ORR,** PFS, OS, PK, Biomarker; Safety and tolerability

Patient Population	A: 1st line NSCLC PD-X naive B: 2nd line NSCLC, PD-X refractory C: 2nd line HNSCC, PD-X naïve
Treatment	30 mg Efti (IMP321) s.c. 200 mg Pembrolizumab i.v.

In collaboration with

MERCK
INVENTING FOR LIFE

Status Report (Oct 2019)

- ✓ Fully approved in all countries (ES, GB, US, AU)
- ✓ Part A (PD-L1 all comers, 1st line NSCLC): 41 % ORR in stage 1 → 2nd cohort opened (Oct 19)
- ✓ 35 pts recruited in total



13 sites in Europe / US / Australia

Key features: PD-X refractory patients (part B), chemo-free option for NSCLC, first FDA IND

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NSCLC – non-small-cell lung cancer, HNSCC – head and neck squamous cell cancer, ORR – overall response rate, PFS – progression free survival, OS – overall survival, PK – pharmacokinetics, PD-X – any PD-1 or PD-L1 treatment

Preliminary data, cut-off September 2019

Chemo-Immuno-Combo
IO-IO Combo
Vaccine Adjuvant

Efti - Clinical Development INSIGHT-004 (Phase I)

immutep
LAG-3 IMMUNOTHERAPY

INSIGHT-004 – Dose escalation of efti in combination with avelumab

Dose escalation, solid tumors, 2 cohorts of 6 pts each → Efti (IMP321) + Avelumab (Bavenico®) for 6 months + 6 months avelumab monotherapy → Phase I, monocenter DE, open label, IIT → **RP2D, Safety,** ORR, PFS, PK, PD

Patient Population	Solid tumors after failure of standard therapy
Treatment	6/30 mg Efti (IMP321) s.c. 800 mg avelumab i.v.; Both every 2 weeks

Status Report (Oct 2019)

- ✓ 1 site in Germany
- ✓ Protocol approved by CA/ ED
- ✓ Six patients dosed thus far
- First data expected end of 2019

In collaboration with

Pfizer

Merck KGaA,
Darmstadt, Germany

I.K.F.

Key features: safety with a PD-L1 antagonist avelumab

R2PD – recommended phase 2 dose, ORR – overall response rate, PFS – progression free survival, OS – overall survival, PK –pharmacokinetics

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EOC, an Eddingpharm spin-off holding the Chinese rights for efti, Phase I study in MBC ongoing Milestone and royalty bearing partnership for Immutep where EOC bears all the costs of funding the trials Spin off from NEC, Japan. Est. Dec 2016; aims to develop cancer drugs discovered by artificial intelligence Multiple Material Transfer Agreements; Clinical Trial Collaboration (up to US$5M) Preclinical and clinical research ongoing Milestone bearing partnership for Immutep where CYTLIMIC bears all the costs of funding the trials -> USD 0.5M upfront payment paid to Immutep Eftilagimod Alpha Partnerships Strategic supply partnership for the manufacture of efti Through WuXi, Immutep was first company ever to import and use a Chinese manufactured biologic in a European clinical trial

IMP761 (Autoimmune Diseases)

IMP761 Summary The Concept: treating the cause of autoimmune diseases, not just the symptoms The Target: the self-peptide specific memory T cells harboring LAG-3 The Tool: an agonistic LAG-3-specific mAb down-modulating self-peptide-induced TCR signaling The Evidence (1): in vitro down-modulation of peptide-induced human T cell proliferation and activation The Evidence (2): in vivo down-modulation of peptide-induced T cell infiltration/inflammation at the tissue site in a NHP model Intellectual Property: 1 family – composition of matter methods of treatment, expiry 2036 The Status: cell line development ongoing and GMP manufacturing preparations underway in order to progress to clinical development

Outlook

2019/ 2020 Clinical Guidance* Reported: TACTI-002 to commence, Phase II trial in collaboration with MSD: H1 2019 TACTI-mel data from fourth patient cohort (30 mg dose at cycle 1) in 2019 IMP761 program update: 2019 INSIGHT-004 to commence, IIT Phase I trial in collaboration with Pfizer and Merck KGaA: Q2 2019 AIPAC fully recruited: Q2 2019 TACTI-002 first data in September 2019 TACTI-mel: final efficacy data 15 Oct 2019 Upcoming Data: TACTI-002 data update: Q4 2019 INSIGHT-004 update: Q4 2019 TACTI-mel safety data: H1 2020 AIPAC PFS data (metastatic breast cancer): Q1 2020 TACTI-002 data update: Q1 2020 INSIGHT-004 data update: H1 2020 *The actual timing of future data readouts may differ from expected timing shown above. These dates are provided on a calendar year basis.

Thank you!